UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                            NU SKIN ENTERPRISES, INC.
                               -----------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.001 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  67018T105
                                  ---------
                                (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               January 10, 2006
                                --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 11

CUSIP NO. 67018T105            SCHEDULE 13D                     Page 2 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,238,900**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,238,900**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,238,900**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 7.5%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 67018T105            SCHEDULE 13D                     Page 3 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       5,238,900**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  5,238,900**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,238,900**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 7.5%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO. 67018T105            SCHEDULE 13D                     Page 4 of 11

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      5,238,900**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 5,238,900**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,238,900**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 67018T105              SCHEDULE 13D                    Page 5 of 11

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      5,238,900**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 5,238,900**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,238,900**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 67018T105              SCHEDULE 13D                    Page 6 of 11

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      5,238,900**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 5,238,900**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,238,900**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                 OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 67018T105            SCHEDULE 13D                     Page 7 of 11

Item 1.  Security and Issuer
----------------------------

This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on December 15, 2005 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons"). This amendment relates to shares of Class A common stock, $.001 par value per share (the "Common Stock") of Nu Skin Enterprises, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 75 West Center Street, Provo, UT 84601. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended as follows:

Since the filing of Schedule 13D, there have been changes to the executive officers of Blum L.P. and RCBA Inc.

The principal business office address of Blum L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of Blum L.P. and RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and               Business             Citizenship  Principal Occupation
Office Held            Address                              or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA      President & Chairman,
President,            Suite 400                         Blum L.P.
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway   Managing Partner,
Managing Partner      Suite 400                         Blum L.P.
& Director            San Francisco, CA 94133

John C. Walker        909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum L.P.
                      San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.       Brazil   Partner,
Partner               Suite 400                         Blum L.P.
                      San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum L.P.
                      San Francisco, CA 94133


CUSIP NO. 67018T105            SCHEDULE 13D                     Page 8 of 11


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Gregory L. Jackson    909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             Blum L.P.
Assistant Secretary
& Director

Gregory D. Hitchan    909 Montgomery St.       USA        Partner, General
Partner, General      Suite 400                           Counsel & Secretary,
Counsel & Secretary   San Francisco, CA 94133             Blum L.P.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005, there were 70,295,248 shares of Common Stock issued and outstanding as of October 31, 2005. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 1,555,200 shares of Common Stock held by Blum L.P. and RCBA Inc. on behalf of the limited partnerships for which Blum L.P. serves as the general partner, or on behalf of an entity for which Blum L.P. serves as investment advisor, which represents 2.2% of the outstanding shares of the Common Stock; (ii) 3,441,000 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 4.9% of the outstanding shares of the Common Stock; (iii) 151,700 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.2% of the outstanding shares of the Common Stock; and (iv) 45,500 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.1% of the outstanding shares of the Common Stock and 45,500 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents 0.1% of



CUSIP NO. 67018T105            SCHEDULE 13D                     Page 9 of 11

the outstanding shares of the Common Stock (collectively, the "Investment Advisory Clients"), with respect to which Blum L.P. has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum L.P., but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum L.P., Blum GP III and Saddlepoint GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 5,238,900 shares of the Common Stock, which is 7.5% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power.
The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc.
or the managing members and members of Blum GP III, Blum GP III LP and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP III LP, Blum GP III or Saddlepoint GP.

c) Since the most recent filing of Schedule 13D, the Reporting Persons purchased the following shares of Common Stock in the open market:


Entity                            Trade Date    Shares   Price/Share
------                            ----------   --------   ------------
Investment partnerships for        12-22-05        600      17.5422
which Blum L.P. serves as the      12-27-05     11,700      17.5394
general partner and on behalf      12-28-05      6,900      17.5275
of an entity for which Blum L.P.   12-29-05      1,100      17.5893
serves as investment advisor.      12-30-05      6,700      17.5855
                                   01-03-06      1,800      17.6672
                                   01-06-06      6,400      17.8905
                                   01-10-06     35,700      17.9991
                                   01-10-06     12,700      18.0024
                                   01-10-06      2,800      18.0251
                                   01-11-06        700      18.0326
                                   01-12-06      9,700      18.0082
                                   01-12-06     12,700      18.0735
                                   01-13-06      6,600      18.0497
                                   01-17-06     11,200      17.9897
                                   01-18-06      9,100      18.1639
                                   01-19-06      5,500      18.2435


Entity                            Trade Date    Shares    Price/Share
------                            ----------   --------   ----------
For Blum Strategic III for         12-22-05     14,000      17.5422
which Blum GP III LP               12-23-05      3,900      17.5275
serves as the general partner      12-27-05    163,800      17.5394
and for Blum GP III which          12-28-05     88,600      17.5275
serves as the general              12-29-05     15,100      17.5893
partner for Blum GP III LP.        12-30-05     83,500      17.5855


CUSIP NO. 67018T105            SCHEDULE 13D                     Page 10 of 11


Entity                            Trade Date    Shares    Price/Share
------                            ----------   --------   ----------
For Blum Strategic III for         01-03-06     18,200      17.6672
which Blum GP III LP               01-06-06     68,800      17.8905
serves as the general partner      01-10-06    300,600      17.9991
and for Blum GP III which          01-10-06    106,000      18.0024
serves as the general              01-10-06     23,000      18.0251
partner for Blum GP III LP.        01-11-06      4,800      18.0326
                                   01-12-06     78,800      18.0082
                                   01-12-06    103,300      18.0735
                                   01-13-06     51,800      18.0497
                                   01-17-06     88,000      17.9897
                                   01-18-06     71,500      18.1639
                                   01-19-06     42,800      18.2435


Entity                            Trade Date    Shares   Price/Share
------                            ----------    -------   ----------
The partnership for which          12-22-05        400      17.5422
Saddlepoint GP serves as           12-23-05        100      17.5275
general partner.                   12-27-05      4,500      17.5394
                                   12-28-05      2,400      17.5275
                                   01-06-06      2,700      17.8905
                                   01-10-06     11,100      17.9991
                                   01-10-06      3,900      18.0024
                                   01-10-06        900      18.0251
                                   01-11-06        200      18.0326
                                   01-12-06      2,900      18.0082
                                   01-12-06      3,900      18.0735
                                   01-13-06      2,000      18.0497


Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
The Investment Advisory            12-27-05       800      17.5394
Clients for which Blum L.P.        12-28-05       400      17.5275
serves as investment advisor.      12-30-05       400      17.5855
                                   01-06-06       400      17.8905
                                   01-10-06     2,600      17.9991
                                   01-10-06       800      18.0024
                                   01-10-06       200      18.0251
                                   01-12-06       800      18.0082
                                   01-12-06     1,000      18.0735
                                   01-13-06       400      18.0497
                                   01-17-06       800      17.9897
                                   01-18-06       600      18.1639
                                   01-19-06       400      18.2435


(d) and (e)  Not applicable.



Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A  Joint Filing Undertaking.


CUSIP NO. 67018T105            SCHEDULE 13D                    Page 11 of 11

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 20, 2006

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, General Counsel and          Partner, General Counsel and
    Secretary                             Secretary


BLUM STRATEGIC GP III, L.L.C.         BLUM STRATEGIC GP III, L.P.
                                      By:  Blum Strategic GP III, L.L.C.
                                           Its General Partner





By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
    -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Member and General Counsel         Member and General Counsel


SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Capital Partners, L.P.
     Its Managing Member
By:  Richard C. Blum & Associates, Inc.
     Its General Partner



By: /s/ Gregory D. Hitchan
    -------------------------------
     Gregory D. Hitchan
     Partner, General Counsel and Secretary

CUSIP NO. 67018T105             SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  January 20, 2006

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, General Counsel and          Partner, General Counsel and
    Secretary                             Secretary


BLUM STRATEGIC GP III, L.L.C.         BLUM STRATEGIC GP III, L.P.
                                      By:  Blum Strategic GP III, L.L.C.
                                           Its General Partner





By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Member and General Counsel         Member and General Counsel


SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Capital Partners, L.P.
     Its Managing Member
By:  Richard C. Blum & Associates, Inc.
     Its General Partner



By: /s/ Gregory D. Hitchan
     -------------------------------
     Gregory D. Hitchan
     Partner, General Counsel and Secretary